EMISPHERE TECHNOLOGIES, INC.
765 Old Saw Mill River Road
Tarrytown, NY 10591
October 10, 2007
Securities and Exchange Commission
ATTN:	Jim B. Rosenberg Senior Assistant Chief Accountant
100 F Street, N.E.
Washington, DC 20549-3628

RE:	Emisphere Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-10615
Ladies and Gentlemen:
Emisphere Technologies, Inc., a Delaware corporation (“Emisphere”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”), this letter reflecting Emisphere’s responses to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. William T. Rumble dated September 27, 2007 regarding Emisphere’s Annual Report on Form 10-K originally filed on March 6, 2007. The responses set forth below have been organized in the same manner in which the Staff’s comments were presented in the Staff’s letter.
Questions and Answers
Financial Statements
Note 2—Summary of Significant Accounting Policies, page 46
Revenue Recognition, page 47

Comment 1.	You disclosed on page 12 that you are obligated to manage the Oral Recombinant Human Growth Program through your participation in a joint steering committee with Novartis. Please provide in disclosure-type format the terms of the joint steering committee and your accounting policy for recognizing revenue when you have an obligation to participate in a joint steering committee. Please also clarify how you considered this obligation in recognizing the $5 million milestone payment received from Novartis in 2006. Refer to SAB 104 and EITF 00-21.
Response to Staff Comments 1.
Emisphere acknowledges the Staff’s comments and supplementally advises the Staff that under our arrangement with Novartis, we are obligated to grant Novartis a license to our Oral Recombinant Human Growth Hormone Program technology, perform certain research and development services and participate on the joint steering committee. We have concluded that these obligations do not meet the separation criteria in EITF 00-21 and should be treated as a single unit of accounting. As a single unit of accounting, we recognize revenue for our contract with Novartis using an analogy to EITF 91-6, Revenue Recognition in Long-Term Power Sales Contracts. Under this method, revenue is recognized based on proportional performance and expected contractual payments. However, revenue is limited to the sum of (1) the amount of nonrefundable cash payments received and (2) the payments that are contractually due but have not yet been paid. This model calculates revenue by multiplying the total expected contractual payments under the arrangement by the ratio of total hours incurred date and total expected hours. Our participation in the joint steering committee is included in determining the ratio of total hours incurred date and total expected hours under the collaboration.
As noted above, our method for recognizing revenue is based upon proportional performance limited to non-refundable cash payments received or payments contractually due but not paid. Prior to the receipt of the $5 million milestone payment in May 2006, our proportional performance to date had exceeded our cash received to date. Upon receipt of the $5 million milestone, our proportional performance to date still exceeded the cumulative cash received to date. Therefore, we recognized revenue on the milestone payment utilizing a cumulative catch up method which resulted in the entire $5 million being recognized in the second quarter of 2006.
Financial Statements
Note 2—Summary of Significant Accounting Policies, page 46
Revenue Recognition, page 47

Comment 2.	Your disclosure on page 33 seems to indicate that you recognized the $5 million milestone payment immediately, which appears contradictory to your revenue recognition accounting policy. Please advise.
Response to Staff Comment 2.
Emisphere acknowledges the Staff’s comments and supplementally advises the Staff that we recognized the $5 million from Novartis consistent with our revenue recognition policy as noted above. We will modify our disclosures prospectively to better describe our accounting for the Novartis collaboration.
Purchased Technology, pages 35 and 47

Comment 3.	If the purchased technology had no alternative future uses at the time of acquisition, please tell us why the purchased technology was capitalized. See paragraph 11c of SFAS 2.
Response to Staff Comment 3.
Emisphere acknowledges the Staff’s comment and supplementally advises the Staff that the purchased technology acquired in 1999 relates to the development of Emisphere’s proprietary carrier technology referred to as “SNAC.” SNAC, which includes the underlying purchased technology have been and are currently used in the development programs for several other product candidates. We believe the use of this technology in the development of multiple product candidates represents alternative future use. As such, Emisphere believes the underlying purchased technology was capitalized appropriately pursuant to the provision of FAS 2, paragraph 11c. Additionally, Emisphere will clarify the disclosure in future filings to highlight that the underlying carrier has multiple uses and is not limited to its oral heparin project.

As requested by the Staff, Emisphere hereby acknowledges as follows:
1.	Emisphere is responsible for the adequacy and accuracy of the disclosures included in its filings;

2.	Emisphere understands that Staff comments or Emisphere’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Emisphere’s filing; and

3.	Emisphere understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at 914-593-8167 should you require additional information or have questions regarding this letter.

Very truly yours, EMISPHERE TECHNOLOGIES, INC.
By:	/s/ Michael R. Garone
Michael R. Garone, Chief Financial Officer

cc:	William T. Rumble, Emisphere Technologies, Inc.
Timothy C. Maguire, Esquire, Brown Rudnick Berlack Israels LLP